Filed by GigCapital7 Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-42262

Subject Company: GigCapital7 Corp.

Hadron Energy Receives Letter of Support From The White House Before Government Shutdown

NEW YORK – Hadron Energy, Inc. (“Hadron”), a cutting-edge innovator in Micro Modular Reactor (“MMR”) technology, announced today that it has received an official White House communication recognizing the company’s critical role in strengthening U.S. energy resilience and national defense infrastructure. The correspondence arrived just days before the federal government shutdown, highlighting the bipartisan urgency of accelerating advanced nuclear deployment to meet the nation’s growing energy needs.

The letter identified Hadron’s 10MW light-water MMR program as aligned with the Administration’s strategic energy and security goals. It also referenced ongoing federal initiatives aimed at streamlining nuclear regulatory pathways and expanding resilient power for mission-critical facilities, including Department of Defense (DoD) installations and high-capacity artificial intelligence data centers now designated as critical national infrastructure.

“This acknowledgment from the White House is a clear signal that what we’re building at Hadron matters to the country’s future,” said Samuel Gibson, Founder and Chief Executive Officer of Hadron Energy, Inc. “Reliable, American-made nuclear power is key to our national security and competitiveness. Getting this message right before the shutdown made it clear that our work will continue regardless of political uncertainty.”

Hadron’s factory-built, transportable reactors are designed for rapid deployment and will operate on a ten-year fueling cycle, providing carbon-free, always-on power for defense, industrial, and data center applications. The compact pressurized-water design integrates an in-vessel steam generator, sealed containment, and simplified operation that shorten construction timelines and reduce costs compared to conventional nuclear plants.

“This level of recognition from the federal government shows that microreactors are no longer an idea on paper,” said Ross Ridenoure, Chief Nuclear Officer of Hadron Energy. “They are now viewed as an essential part of the nation’s energy and security strategy. It validates our technical roadmap and opens the door for deeper collaboration with both government and private-sector partners.”

This development follows Hadron’s recently announced $1.2Bn definitive business combination agreement with GigCapital7 Corp. (Nasdaq: GIG), which will make Hadron the first publicly traded light-water microreactor company in the world. The White House communication strengthens Hadron’s position as a leader in the emerging U.S. nuclear renaissance, helping deliver secure, zero-carbon energy where it is needed most.

Filed by GigCapital7 Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-42262

Subject Company: GigCapital7 Corp.

THE WHITE HOUSE

WASHINGTON

September 16, 2025

Mr. Samuel Gibson
Redwood City, California

Dear Samuel,

The First Lady and I are encouraged to see young entrepreneurs like yourself take hold in America.

Encouraging energy production is a key focus of my Administration. That is why I declared a national emergency to unleash America's energy dominance and have assembled first-rate talent here in the White House to accomplish this mission.

Through cutting red-tape regulations that hamstring American businesses and hurt American consumers, I am restoring power back to the people.

I wish you and everyone at Hadron Energy the best in utilizing this environment to achieve new heights in America's energy sector.

Sincerely,

Filed by GigCapital7 Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-42262

Subject Company: GigCapital7 Corp.

About Hadron Energy, Inc.

Hadron is a pioneer in MMR technology. Designed to deliver 10 MW of power, Hadron’s MMR will be smaller, more cost-effective, and faster to deploy than other proposed MMR power solutions. The revolutionary design of Hadron’s MMR allows its reactor core and containment shell to be transportable in a shipping container, providing a versatile deployment model for end users. Whether powering an artificial intelligence data center, remote community, or an industrial hub, Hadron’s MMR is expected to provide a reliable, safe and scalable nuclear energy solution. For more information, please visit https://www.hadronenergy.com/.

About GigCapital7 Corp.

GigCapital7 Corp. is a Private-to-Public Equity (PPE)™ company, also known as a special purpose acquisition company (SPAC), with a Mentor-Investor™ methodology and a mission to partner with a high technology differentiating company to forge a successful path to the public markets through a business combination. GigCapital7 Corp. aims to partner with an innovative company with exceptional leaders in order to create an industry-leading partnership that will be successful for years to come.

Private-to-Public Equity (PPE)™ and “Mentor-Investor™ are trademarks of GigManagement, LLC, a member entity of GigCapital Global and affiliate of GigCapital7 Corp., used pursuant to agreement.

Forward-Looking Statements

This press release includes certain statements that may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements about future events or Hadron’s or GigCapital7’s future financial or operating performance. For example, statements regarding Hadron’s anticipated growth and other metrics; the anticipated future demand of energy; the future demand and commercialization of the Hadron MMR; potential relationships or engagements; the outcome of Hadron’s regulatory submissions; and statements regarding the benefits of the business combination between the parties and the anticipated timing of the completion of the business combination are all forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations thereof or similar terminology.

These forward-looking statements regarding future events and the future results of Hadron and GigCapital7 are based upon estimates and assumptions that, while considered reasonable by Hadron, GigCapital7, and their respective management teams, are inherently uncertain and subject to risks, variability and contingencies, many of which are beyond Hadron’s or GigCapital7’s control. Factors that may cause actual results to differ materially from current

Filed by GigCapital7 Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-42262

Subject Company: GigCapital7 Corp.

expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or other definitive agreements in connection thereto; the outcome of any legal proceedings that may be instituted against Hadron, GigCapital7 or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain consents and approvals of the shareholders of GigCapital7; failure to obtain financing to complete the business combination or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the business combination or related transactions; changes to the proposed structure of the business combination as a result of applicable laws, regulations or conditions; projections, estimates and forecasts of revenue and other financial and performance metrics; projections about industry trends and market opportunity; expectations relating to the demand for Hadron’s MMR; Hadron’s ability to scale and grow its business; the cash position of Hadron following closing of the business combination; the ability to meet listing standards in connection with, and following, the consummation of the business combination the risk that the business combination disrupts current plans and operations of Hadron as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of Hadron to successfully commercialize its MMR, and Hadron’s ability to source and maintain key relationships with management and key employees; costs related to the business combination; changes in applicable laws and regulations; political and economic developments and market volatility; the risk that Hadron does not ever enter into any definitive agreements in connection with commercialization of its technology; the risk that Hadron is pursuing an emerging market; and other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by GigCapital7 and/or Hadron, including the Registration Statement that Hadron and GigCapital7 intend to file in connection with the business combination.

If any of these risks materialize or Hadron’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements. There may be additional risks that Hadron or GigCapital7 do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Hadron or GigCapital7 reflect the expectations, plans or forecasts of future events and views of Hadron and GigCapital7 and speak only as of the date they are made. Neither Hadron nor GigCapital7 undertake any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing Hadron’s or GigCapital7’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Filed by GigCapital7 Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-42262

Subject Company: GigCapital7 Corp.

Additional Information About the Transaction and Where to Find It

The proposed transaction will be submitted to GigCapital7’s shareholders for their consideration and approval. GigCapital7and Hadron intend to file the Registration Statement with the SEC, which will include preliminary and definitive proxy statements to be distributed to GigCapital7’s shareholders in connection with GigCapital7’s solicitation of proxies for the shareholder vote in connection with the proposed business combination, the prospectus relating to the offer of securities to be issued in connection with the business combination, and other matters to be described in the Registration Statement. After the Registration Statement has been filed and declared effective by the SEC, GigCapital7will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents (the “GigCapital7Shareholder Materials”) to its shareholders as of the record date established for voting on the proposed business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, GIGCAPITAL7’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GIGCAPITAL7’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GIGCAPITAL7, HADRON AND THE PROPOSED BUSINESS COMBINATION. Shareholders and other interested parties may obtain a copy of these documents, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to GigCapital7 Corp., Attn: Corporate Secretary, 1731 Embarcadero Rd., Suite 200, Palo Alto, CA.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION OR ANY INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Hadron, GigCapital7 and their respective directors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of proxies of GIG’s shareholders in connection with the business combination. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of GigCapital7’s directors and executive officers in its filings with the SEC, including GigCapital7’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC

Filed by GigCapital7 Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-42262

Subject Company: GigCapital7 Corp.

on March 6, 2025, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 16, 2025. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GIG shareholders in connection with the business combination will be set forth in the Registration Statement, along with information concerning the interests of Hadron’s and GigCapital7’s participants in the solicitation. Such interests may in some cases be different from those of Hadron’s or GigCapital7’s equity holders generally.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus filed with the SEC meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Hadron Energy Investor Center:

https://www.hadronenergy.com/investor-relations

Hadron Energy Media & Investor Contact:

Mark Kress

Chief Financial Officer

mkress@hadronenergy.com

GigCapital7 Investor Contact:

Christine M. Marshall

Chief Financial Officer

christine@gigcapitalglobal.com